                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 8)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)


                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                               ------------------

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

         H. JEFFREY SCHWARTZ, ESQ.                       ROBERT B. PINCUS, ESQ.
          MEGAN LUM MEHALKO, ESQ.               SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                  ONE RODNEY SQUARE
     2300 BP TOWER, 200 PUBLIC SQUARE                  WILMINGTON, DELAWARE 19801
           CLEVELAND, OHIO 44114                             (302) 651-3000
              (216) 363-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002 and October 29, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 thereto remains unchanged.

ITEM 8. ADDITIONAL INFORMATION

      (b)   LEGAL MATTERS

      Item 8(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

      On October 29, 2002, the Court of Chancery of the State of Delaware issued a memorandum opinion on the motions for summary judgment in the Delaware Lawsuit and in the consolidated shareholders litigation brought against NCS (Consolidated C.A. No. 19786). The Court granted summary judgment with respect to Count I of both lawsuits to NCS, finding that the Voting Agreements entered into by Messrs. Outcalt and Shaw did not cause the automatic conversion of the Class B shares subject to such agreements into Class A shares.

      The foregoing paragraph includes a summary of the memorandum opinion, and is qualified in its entirety by the full text of the memorandum opinion, a copy of which is filed as Exhibit 99.12 hereto, and is incorporated herein by reference.

ITEM 9. EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

EXHIBIT NO.
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Exhibit 99.12 Memorandum Opinion, issued on October 29, 2002.*

Exhibit 99.13 Press Release issued by the Company on October 30, 2002.*

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* Filed herewith.


                                        2
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NCS HEALTHCARE, INC.

                                      By: /s/ Kevin B. Shaw
                                          -------------------------------------
                                          Kevin B. Shaw

                                          President and Chief Executive Officer


Dated: October 30, 2002